FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Forbearance Solicitation Statement and the Forbearance Form distributed by the Company to holders of its 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") enabling any holder that has not already done so to elect to execute the Forbearance Agreement and become party to the forbearance set forth therein in exchange for a pro rata share of the consent fee issued to holders of the Notes that have executed the Forbearance Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: February 2, 2016

Exhibit 1

FORBEARANCE SOLICITATION STATEMENT
Ultrapetrol (Bahamas) Limited

 Solicitation of Forbearance under the Indenture
Governing Ultrapetrol (Bahamas) Limited
 8 7/8% First Preferred Ship Mortgage Notes due 2021
(CUSIP 90400X AF1 / ISIN US 90400 AF15)

The Forbearance Solicitation will expire at 5:00 p.m., New York City time, on February 9, 2016, unless extended or earlier terminated by the Issuer (as defined below) (such time and date, as the same may be extended from time to time, the "Expiration Date" or the "Effective Time").  Holders of Notes (as defined below) will be entitled to participate in the Forbearance Solicitation and receive a pro rata portion of the Forbearance Fee (as defined below) only if they validly deliver Forbearances (as defined below) by the Expiration Date and do not revoke such Forbearances.  Holders who are not Initial Forbearing Holders (as defined below) and who do not deliver their Forbearances or who revoke their Forbearances prior to the Expiration Date will not be considered included in the Forbearance and will not receive any Forbearance Fee.  Forbearances may be revoked at any time prior to the Effective Time (as defined below), but not thereafter.

Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the "Issuer"), hereby solicits (the "Forbearance Solicitation"), upon the terms and subject to the conditions set forth in this Forbearance Solicitation Statement (as the same may be amended or supplemented, the "Statement") and the related Forbearance Form (as the same may be amended or supplemented, the "Forbearance Form" and, together with this Statement and the other documents relating to the Forbearance Solicitation delivered in connection herewith, the "Solicitation Documents"), agreements to forbear ("Forbearances") from taking any action under the Indenture, dated as of June 10, 2013 (as supplemented from time to time, the "Indenture"), among the Issuer, the subsidiary guarantors party thereto (the "Subsidiary Guarantors"), the pledgors party thereto (the "Pledgors", and collectively with the Issuer and the Subsidiary Guarantors, the "Note Parties") and Manufacturers and Trading Trust Company (the "Trustee") to accelerate any Indebtedness under the Indenture or taking any enforcement action or exercising any remedies, or directing that the Trustee take any action to accelerate the Indebtedness under the Indenture or any enforcement action or exercise any remedies whatsoever with respect to the Payment Default (as defined below) or any related default under Section 6.01(6) of the Indenture (the "Cross Defaults") of the holders of record (each a "Holder" and, collectively, the "Holders") as of 5:00 p.m., New York City time, on January 28, 2016 (such date and time, the "Record Date") of the Issuer's outstanding 8 7/8% First Preferred Ship Mortgage Notes due 2021 (the "Notes") in connection with the Forbearance (as defined below).  Unless otherwise stated, the terms "we", "us", "our", and the "Issuer" refer to the Issuer and its subsidiaries, as the context may require, and all capitalized terms used herein but not defined in this Statement have the meaning ascribed to them in the Indenture.

The Issuer failed to make the interest payment due on December 15, 2015 on the Notes (as required pursuant to the Indenture), and the failure to make such payment within thirty (30) days of such date, together with interest on such defaulted interest, constitutes an Event of Default under Section 6.01(1) of the Indenture (the "Payment Default").  Certain beneficial owners of the Notes (the "Initial Forbearing Holders") representing in excess of 85% of the outstanding principal amount of the Notes have already agreed to provide Forbearances pursuant to the Standstill Agreement, dated January 29, 2016 (the "Forbearance Agreement"), by and among the Initial Forbearing Holders and the Note Parties.  A copy of the Forbearance Agreement is attached hereto as Exhibit A.  Under the Forbearance Agreement, all Holders of Notes that validly deliver a Forbearance prior to the Expiration Date and have not revoked such Forbearance (each a "Forbearing Holder") will receive a pro rata portion of a cash payment in the amount of $2 million from the Note Parties (the "Forbearance Fee").  This Forbearance Solicitation is intended to provide the Holders with the opportunity to provide the Forbearances and to thereby receive their portion of the Forbearance Fee at the Effective Time.  The Forbearance Fee is currently being held in escrow pursuant to the Escrow Agreement, dated as of January 29, 2016 (the "Escrow Agreement"), by and among the Issuer and U.S. Bank National Association, as escrow agent.

Holders of Notes for which no Forbearance is validly delivered (or for which a Forbearance is delivered and later revoked) will not be considered as participants in the Forbearance and will not receive any portion of the Forbearance Fee.  Forbearances may be revoked at any time prior to the Effective Time.  Any notice of revocation received after the Effective Time will not be effective.  The Issuer reserves the right to terminate, withdraw or amend the Forbearance Solicitation at any time and from time to time subject to applicable law, as described herein.

If you are an Initial Forbearing Holder, you should redeliver the Solicitation Documents through this Forbearance Solicitation.  Initial Forbearing Holders who fail to properly participate in the Forbearance Solicitation will not receive their pro rata portion of the Forbearance Fee at the Effective Time and will instead be paid upon termination of the Escrow Agreement approximately thirty (30) days following the Effective Time.

In no event should Holders tender or deliver any Notes with their Forbearance Forms.

Any questions or requests for assistance concerning the terms of the Forbearance Solicitation may be directed to the Issuer at the email address and the telephone number set forth on the back cover of this Statement.  Any questions or requests for assistance concerning the Forbearance Solicitation, completion and delivery of the Forbearance Form or for additional copies of the Solicitation Documents may be directed to U.S. Bank National Association, as tabulation agent (the "Tabulation Agent") at the email address and telephone numbers set forth on the back cover of this Statement.  Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Forbearance Solicitation.

NONE OF ULTRAPETROL (BAHAMAS) LIMITED, THE TABULATION AGENT OR THE TRUSTEE MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD FORBEAR PURSUANT TO THE FORBEARANCE SOLICITATION.  EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER TO DELIVER ITS FORBEARANCE, AND, IF SO, THE PRINCIPAL AMOUNT OF THE NOTES AS TO WHICH ACTION IS TO BE TAKEN.

The Tabulation Agent for the Forbearance Solicitation is:
U.S. Bank National Association
The date of this Forbearance Solicitation Statement is January 29, 2016

THE FORBEARANCE SOLICITATION
This Statement and the Forbearance Form contain important information that should be read carefully before any decision is made with respect to the Forbearance Solicitation.
Record Date
The Issuer established 5:00 p.m., New York City time, on January 28, 2016 as the Record Date.  All Holders of the Notes as of the Record Date, as reflected in the records of the Trustee, are eligible to participate in the Forbearance Solicitation.  This Statement and the accompanying Forbearance Form are being sent to all such Holders.
Expiration Date; Extension; Amendment; Termination
The term "Expiration Date" means 5:00 p.m., New York City time, February 9, 2016, unless extended by the Issuer in accordance with the terms of the Forbearance Solicitation, in which case the term "Expiration Date" means the latest time and date to which the Forbearance Solicitation is extended.  Forbearances may be revoked at any time prior to the Effective Time. See "Revocation of Forbearances."
The Issuer upon instruction from 50% of the Initial Forbearing Holders will extend the Expiration Date of the Forbearance Solicitation at any time and from time to time by giving written notice of any extension to the Tabulation Agent and DTC (as defined below) and by making an announcement via the Noteholder website, no later than 9:00 a.m., New York City time, on the next business day after the previously announced Expiration Date.
PROCEDURES FOR DELIVERING FORBEARANCES
General
Each Holder who delivers a Forbearance in accordance with the procedures set forth in the Solicitation Documents is deemed to have agreed to forbear.
Any Holder desiring to forbear should (1) complete and sign the Forbearance in accordance with the instructions therein, email it and any other required documents (with an original subsequently delivered) to the Tabulation Agent or request the Holder's custodian to effect the transaction and (2) execute the signature page to the Forbearance Agreement attached as Exhibit A to the Forbearance Form, which executed signature page shall include a unique VOI number (the "Signature Page") and separately deliver the Signature Page to the Tabulation Agent at its email address set forth on the back of this Statement .  Distributions of the Forbearance Fee will only be made to those Holders that have (i) completed and signed the Forbearance, (ii) evidenced their holding of the Notes as of the Record Date by instructing the bank, broker, or financial institution that holds the Holder's Notes in "street name" through the DTC to submit a valid and timely instruction through the Depository Trust Company ("DTC")'s Automated Tender Offer Program ("ATOP")and obtaining a VOI number and (iii) signed, completed and delivered the Signature Page to the Tabulation Agent.  Tendering Notes through ATOP by itself does not constitute execution or delivery of a Forbearance, and failure to submit all of the items set forth in the previous sentence may result in a rejection of the Forbearance.  However, the Issuer reserves the right to accept any Forbearance received by the Issuer or the Trustee.
If the Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and the beneficial owner of the Notes wishes to forbear, the beneficial owner must promptly contact and instruct such registered Holder to deliver a Forbearance to Tabulation Agent on the beneficial owner's behalf.  Any beneficial owner of the Notes registered in the name of a DTC participant ("DTC Participant") may direct the DTC Participant through which such beneficial owner's Notes are held to execute a Forbearance Form on such beneficial owner's behalf and deliver the executed Forbearance to the Tabulation Agent.
The Tabulation Agent will establish an ATOP account (i.e. Contra CUSIP) on behalf of the Issuer with respect to the securities held in DTC promptly after the date of the Consent Solicitation Statement. The Tabulation Agent and DTC will confirm that the Consent Solicitation is eligible for ATOP, whereby a DTC Participant may make book-entry delivery of Consents by causing DTC to transfer Notes into the Contra CUSIP or electronically deliver the Consents. Deliveries of Consents are effected through the ATOP procedures by delivery of an Agent's Message by DTC to the Tabulation Agent. The confirmation of a book-entry transfer into the ATOP Account at DTC is referred to as a "Book-Entry Confirmation". Submission of an "Agents Message" via ATOP  does not constitute delivery of required documents to the Tabulation Agent.

The term "Agent's Message" means a message transmitted to, and received by, the Tabulation Agent and forming a part of the Book-Entry Confirmation, stating that DTC has received an express acknowledgement from the DTC Participant that such DTC Participant has received and agrees to be bound by the terms of the Consent Solicitation, including the representations set forth, and that the Issuer may enforce such agreement against such DTC Participant. Any Agent's Message not received by the Tabulation Agent prior to the Expiration Time will be disregarded and have no effect.

After submitting the Agent's Message, the CUSIP will be blocked, and the Consenting Holder's position cannot be sold or transferred, until the Expiration Time.  The Tabulation Agent will instruct DTC to release the positions as soon as practicable but no later than three (3) business days after either the Expiration Time or subsequent date following the Expiration Time and not exceeding forty-five (45) calendar days from the date hereof. Settlement will occur as soon as practicable but in no event later than three (3) business days after the Expiration Time.

Forbearances by the Holder(s) of the Notes should be executed in exactly the same manner as the name(s) of such registered Holder(s) appear(s) on the Notes.  If the Notes to which a Forbearance relates are held by two or more joint Holders, all such Holders should sign the Forbearance.  If a Forbearance is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and, unless waived by the Issuer, must submit with the Forbearance appropriate evidence of authority to execute the Forbearance.   If a Forbearance Form is executed by a person other than the Holder, then such person must have been authorized in a manner acceptable to the Issuer to execute this Forbearance Form with respect to the Notes on behalf of the Holder.
If a Forbearance relates to fewer than all the Notes held of record as of the Record Date by the Holder providing such Forbearance, such Holder must indicate on the Forbearance Form the aggregate dollar amount (in minimum denominations of $2,000 and integral multiples of $1,000) of such Notes to which the Forbearance relates.  If no amount of Notes as to which a Forbearance is delivered is specified, or if the "Will Forbear" box is not marked with respect to such Notes, but the Forbearance is otherwise properly completed and executed, the Holder will be deemed to forbear with respect to the entire amount of Notes which such Holder holds directly or through DTC.
Do not submit a Forbearance Form if you do not consent to the Forbearance.
The method of delivery of the Forbearance and any other required documents to the Tabulation Agent is at the election and risk of the Holder and, except as otherwise provided in the Forbearance, delivery will be deemed made only when the Forbearance or any other required document is actually received by the Tabulation Agent by the Expiration Date.
In no event should a Holder deliver the Notes together with the Forbearance.  Giving a Forbearance will not affect the Holder's right to sell or transfer the Notes.
If you are an Initial Forbearing Holder, you should redeliver the Solicitation Documents through this Forbearance Solicitation.  Initial Forbearing Holders who fail to properly participate in the Forbearance Solicitation will not receive their pro rata portion of the Forbearance Fee at the Effective Time and will instead be paid upon termination of the Escrow Agreement approximately thirty (30) days following the Effective Time.
Determination of Validity
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any delivered Forbearance pursuant to any of the procedures described above shall be determined by the Issuer, in consultation with the Initial Forbearing Holders (which determination shall be final, conclusive and binding subject only to such review as may be prescribed by the Trustee concerning proof of execution and ownership).  The Issuer reserves the absolute right to reject any or all deliveries of any Forbearance determined by it not to be in proper form or the acceptance of which would, in the opinion of the Issuer or its counsel, be unlawful.  The Issuer also reserves the right, subject only to such review as the Trustee prescribes for the proof of execution and ownership, to waive any defect or irregularity as to any delivery of any Forbearance of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.  Any defect or irregularity in connection with deliveries of Forbearances must be cured within such time as the Issuer determines, unless waived by the Issuer.  Deliveries of Forbearances shall not be deemed to have been made until all defects and irregularities have been waived by the Issuer or cured.  None of the Issuer or the Guarantors or any of their affiliates, the Tabulation Agent, the Trustee or any other person shall be under any duty to give notification to any Holder of any defects or irregularities or waivers in deliveries of Forbearances or shall incur any liability for failure to give any such notification.

REVOCATION OF FORBEARANCES
Forbearances may be revoked pursuant to the Forbearance Solicitation at any time before the Effective Time, but not thereafter.
For a revocation of Forbearances to be effective, an email notice of revocation must be timely received by the Tabulation Agent at its email address set forth on the back cover of this Forbearance Solicitation.  The revocation notice must (a) specify the name of the Holder who submitted the Forbearances which are to be revoked and, if different, the name of the Record Holder of such Notes, (b) contain a description of the Notes to which the notice of revocation relates, and (c) be signed by the Holder of such Notes in the same manner as the original signature on any Forbearance Form, including any required signature guarantees.
Revocation of Forbearances may not be rescinded.  Properly revoked Forbearances may, however, be resubmitted following the procedures set forth herein.
Revocation of Forbearances can only be accomplished in accordance with the foregoing procedures.  All questions as to the validity (including time of receipt) of notices of revocation will be determined by the Issuer in its sole discretion, and its determination shall be final and binding.  None of the Issuer, the Tabulation Agent or the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of revocation, or incur any liability for failure to give any such notification.
PERSONS EMPLOYED IN CONNECTION WITH THE FORBEARANCE SOLICITATION
Tabulation Agent
U.S. Bank National Association has been engaged to act as the Tabulation Agent in connection with the Forbearance Solicitation.  We will reimburse the Tabulation Agent for its reasonable out-of-pocket expenses, including fees of its counsel.
The Issuer has agreed to indemnify the Tabulation Agent against certain liabilities, including certain liabilities under the federal securities laws.
At any given time, the Tabulation Agent may trade the Notes of the Issuer for their own account or for the accounts of customers, and accordingly, may hold a long or short position in the Notes.
Any Holder or beneficial owner that has questions concerning the terms of the Forbearance Solicitation may contact the Tabulation Agent at its email address and telephone number set forth on the back cover page of this Statement.
MISCELLANEOUS
The Forbearance Solicitation is not being made to (nor will the Forbearances be accepted from or on behalf of) Holders of Notes in any jurisdiction in which the making or acceptance of the Forbearance Solicitation would not be in compliance with the laws of such jurisdiction.  However, the Issuer, in its sole discretion, may take such action as it may deem necessary to make or extend the Forbearance Solicitation in any such jurisdiction.
No person has been authorized to give any information or make any representation on the Issuer's behalf that is not contained in this Statement or the Solicitation Documents and, if given or made, such information or representation should not be relied upon.
NONE OF THE ISSUER, ITS BOARD OF DIRECTORS OR MANAGEMENT, THE TABULATION AGENT OR THE TRUSTEE MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD DELIVER FORBEARANCES IN THE FORBEARANCE SOLICITATION.
The statements contained herein are made as of the date hereof, and the delivery of this Statement, the Letter of Transmittal and the Solicitation Documents will not, under any circumstances, create any implication that the information contained herein is correct at any time subsequent to the date hereof.

Exhibit A
Forbearance Agreement
In order to forbear, a Holder should send or deliver a properly completed and signed Forbearance Form and any other required documents to the Tabulation Agent at the email address set forth below.
The Tabulation Agent for the Forbearance Solicitation is:
U.S. Bank National Association

For Transmission by Email: CTS.specfinance@usbank.com	For Confirmation by Telephone: 800-934-6802

Any questions or requests for assistance regarding the completion and delivery of the Forbearance Form or for additional copies of this Forbearance Solicitation, or the other Solicitation Documents may be directed to the Tabulation Agent at its email address or telephone numbers above.
Any questions or requests for assistance regarding the Forbearance Agreement and the terms of the Forbearance and Forbearance Solicitation should be directed to Miller Buckfire, the Issuer's advisor, as follows.

To Contact by Email: kyle.herman@millerbuckfire.com	To Contact by Telephone: 212-895-1891

FORBEARANCE FORM

Ultrapetrol (Bahamas) Limited

Solicitation of Forbearance
under the Indenture Governing

ULTRAPETROL (BAHAMAS) LIMITED
8 7/8% First Preferred Ship Mortgage Notes
due 2021
(CUSIP 90400X AF1 / ISIN US 90400X F15)

TO: U.S. Bank National Association (as Tabulation Agent)

THIS FORBEARANCE SOLICITATION (AS DEFINED BELOW) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 9, 2016, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE").

The Forbearance Solicitation is made by Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the "Issuer"), only to Holders (as defined below) as of the Record Date (as defined below) of the Issuer's outstanding 8 7/8% First Preferred Ship Mortgage Notes due 2021 (the "Notes") as described in the accompanying Forbearance Solicitation Statement dated January 29, 2016 (the "Forbearance Solicitation Statement"). The Forbearance Solicitation Statement and the instructions accompanying this Forbearance Form should be read carefully before this Forbearance Form is completed. Capitalized terms used herein but not defined herein have the meanings given to them in the Forbearance Solicitation Statement.

Holders of the Notes who wish to forbear must deliver their properly completed and executed Forbearance Form by email to the Tabulation Agent at its email address set forth on the back of this Forbearance Form in accordance with the instructions set forth herein and in the Forbearance Solicitation Statement. Holders of the Notes who wish to forbear must also properly complete and execute the signature page to the Forbearance Agreement attached as Exhibit A hereto (the "Signature Page"), which Signature Page shall include a unique VOI number, and separately deliver the Signature Page  to the Tabulation Agent at its email address set forth on the back of this Forbearance Form.  Distributions of the Forbearance Fee will only be made to those Holders that have (i) completed and signed the Forbearance Form, (ii) evidenced their holding of the Notes as of the Record Date by instructing the bank, broker, or financial institution that holds the Holder's Notes in "street name" through the DTC to submit a valid and timely instruction through the Depository Trust Company ("DTC")'s Automated Tender Offer Program ("ATOP")and obtaining a VOI number and (iii) signed, completed and delivered the Signature Page by email (with an original subsequently delivered) to the Tabulation Agent.  Tendering Notes through ATOP by itself does not constitute execution or delivery of a Forbearance, and failure to submit all of the items set forth in the prevoius sentence may result in a rejection of the Forbearance.  However, the Issuer reserves the right to accept any Forbearance received by the Issuer or the Trustee.

Except as provided in this paragraph, "Holder" means each person shown on the record of the registrar for the Notes as a holder as of 5:00 p.m., New York City time, on January 28, 2016 (such time and date, the "Record Date"). For purposes of the Forbearance Solicitation, the DTC has authorized DTC participants ("DTC Participants") set forth in the position listing of DTC as of the Record Date to execute Forbearance Forms as if they were the Holders of the Notes held of record in the name of DTC or the name of its nominee. Accordingly, for purposes of the Forbearance Solicitation, the term "Holder" shall be deemed to include such DTC Participants. Any beneficial owner of the Notes who is not a Holder of such Notes must arrange with the person who is the Holder or such Holder's assignee or nominee to execute and deliver a Forbearance Form on behalf of such beneficial owner.

FORBEARANCE OF HOLDER(S) OF

ULTRAPETROL (BAHAMAS) LIMITED
8 7/8% First Preferred Ship Mortgage Notes
due 2021
(CUSIP 90400X AF1 / ISIN US 90400X AF15)

By execution hereof, the undersigned acknowledges receipt of the Forbearance Solicitation Statement. The undersigned hereby represents and warrants that the undersigned is a Holder of the Notes indicated below as of the Record Date and has full power and authority to take the action indicated below in respect of such Notes. The undersigned will, upon request, execute and deliver any additional documents deemed by the Issuer to be necessary or desirable to perfect the undersigned's Forbearance.

The undersigned acknowledges that the undersigned must comply with the provisions of this Forbearance Form, and complete the information required herein, to validly forbear as set forth in the Forbearance Solicitation Statement.

Do not submit this Forbearance Form if you do not forbear pursuant to the Indenture.

If you wish to forbear pursuant to the Indenture, please indicate by marking the box below. The undersigned acknowledges that a Forbearance Form delivered pursuant to any one of the procedures described under the heading "Procedures for Delivering Forbearances" in the Forbearance Solicitation Statement and in the instructions hereto, and not revoked, will constitute a binding agreement between the undersigned and the Issuer upon the terms and subject to the conditions of the Forbearance Solicitation. The undersigned further understands that if no box is checked, but this Forbearance Form is executed and delivered to the Tabulation Agent, the undersigned will be deemed to have agreed to forbear. The undersigned hereby agrees that it will not revoke any Forbearance it grants hereby except in accordance with the procedures set forth herein and in the Forbearance Solicitation Statement.

WILL FORBEAR

Unless otherwise specified in the following table, this Forbearance Form relates to the total principal amount of the Notes held of record by the undersigned as of the Record Date. If this Forbearance Form relates to less than the total principal amount of the Notes so held, the undersigned has listed on the table below the serial numbers (with respect to the Notes not held by depositaries) and principal amount of the Notes for which it will forbear. If the space provided below is inadequate, list the serial numbers and aggregate principal amounts on a separate signed schedule and affix the list to this Forbearance Form.

DESCRIPTION OF THE NOTES AS TO WHICH FORBEARANCE IS AGREED
Name and Address of Holder	DTC Participant Number(s)	CUSIP Number and Aggregate Principal Amount of Notes*	Principal Amount With Respect to Which Forbearance is Agreed*

Total Principal Amount of Notes Forbearing: $ _______________________________________________
*Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Forbearance is Agreed," the Holder will be deemed to forbear in respect of the entire aggregate principal amount indicated in the column labeled "Serial Numbers and Aggregate Principal Amount of Notes." All principal amounts must be in minimum denominations of $2,000 and integral multiples of $1,000 thereof.

The undersigned authorizes the Tabulation Agent to deliver this Forbearance Form and any Forbearance delivered in connection herewith to the Issuer as evidence of the undersigned's actions with respect to the Forbearance.

The undersigned confirms that its DTC Participant Nominee submitted valid and timely instructions into ATOP and obtained the following unique VOI number:

VOI Number:

The undersigned has properly completed and executed the Signature Page and delivered it to the Tabulation Agent at its email address set forth on the back cover hereof.

IMPORTANT - READ CAREFULLY

If this Forbearance Form is executed by the Holder, it must be executed in exactly the same manner as the name of the Holder appears on the Notes. An authorized DTC Participant must execute this Forbearance Form exactly as its name appears on DTC's position listing as of the Record Date. If the Notes are held of record by two or more joint Holders, all such Holders must sign this Forbearance Form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Issuer, must submit proper evidence satisfactory to the Issuer of such person's authority to so act. If a Holder has Notes registered in different names, separate Forbearance Forms must be executed covering each form of registration. If a Forbearance Form is executed by a person other than the Holder, then such person must have been authorized in a manner acceptable to the Issuer to execute this Forbearance Form with respect to the Notes on behalf of the Holder. Any beneficial owner of the Notes who is not a Holder of record of such Notes must arrange with the person who is the Holder of record or such Holder's assignee or nominee to execute and deliver this Forbearance Form on behalf of such beneficial owner.

SIGN HERE

Signature(s) of Holder(s)

Date:

Name(s):

(Please Print)

Capacity (full title):

Address:

(Include Zip Code)

Area Code and Telephone No.:

Tax Identification or Social Security No.:

GUARANTEE OF SIGNATURE(S)

(If required, see instructions 1 and 2 below)

Authorized Signature:

Name and Title:

(Please Print)

Date:

Name of Firm:

INSTRUCTIONS FOR FORBEARING HOLDERS, FORMING PART OF THE TERMS AND CONDITIONS OF THE FORBEARANCE SOLICITATION

1.            Signature Guarantees. All signatures on this Forbearance Form must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a "Medallion Signature Guarantor"), unless the Forbearances are delivered for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondence in the United States (each of the foregoing being referred to as an "Eligible Institution"). If the Notes are registered in the name of a person other than the signer of the Forbearance Form, then the signature on the Forbearance Form must be guaranteed by a Medallion Signature Guarantor as described above. If the Holder of the Notes is a person other than the signer of this Forbearance Form, see Instruction 2.
2.            Signatures on this Forbearance Form. If this Forbearance Form is signed by the Holder(s) of the Notes with respect to which the Forbearance is given, the signature(s) of such Holder(s) must correspond with the name(s) as contained on the books of the register maintained by the Trustee or as set forth in DTC's position listing without alteration, enlargement or any change whatsoever.
If any of the Notes with respect to which the Forbearance is given were held of record as of the Record Date by two or more joint Holders, all such Holders must sign this Forbearance Form. If any Notes with respect to which the Forbearance is given have different Holders, it will be necessary to complete, sign and submit as many separate copies of this Forbearance Form and any necessary accompanying documents as there are different Holders.
If this Forbearance Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons must indicate such fact when signing, and, unless waived by the Issuer, must submit evidence satisfactory to the Issuer of their authority to so act must be submitted with this Forbearance Form.
3.            Tax Information.  In general, each Forbearing Holder (or other payee) that is a U.S. person is required to provide the Tabulation Agent with a correct taxpayer identification number ("TIN"), generally the Forbearing Holder's Social Security or federal employer identification number, and with certain other information, on Substitute Form W-9, which is provided below, and to certify that the Forbearing Holder (or other payee) is not subject to backup withholding.  Failure to provide the information on the Substitute Form W-9 may subject the Forbearing Holder (or other payee) to a $50 penalty imposed by the Internal Revenue Service and 28% federal income tax backup withholding on the payment of the Forbearance Fee.  The Certificate of Awaiting Taxpayer Identification Number may be completed if the Forbearing Holder (or other payee) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future.  If the Tabulation Agent is not provided with a TIN by the time of payment, the Tabulation Agent will withhold 28% on any reportable payment to the Forbearing Holder until a TIN is provided to the Trustee.
Certain Forbearing Holders (including, among others, all corporations and certain foreign persons) are not subject to these backup withholding requirements.  Exempt U.S. Forbearing Holders should furnish their TIN, check the "Exempt from backup withholding" box on the face of the Substitute Form W-9 attached to this Forbearance Form, and sign, date and return the Substitute Form W-9 attached as Exhibit B to the Tabulation Agent.  Foreign persons, including entities, may establish their exemption from backup withholding by submitting to the Tabulation Agent a properly completed Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form), signed under penalties of perjury, attesting to that Forbearing Holder's foreign status.  An appropriate form can be obtained from the Tabulation Agent.

4.            Deemed Representations, Warranties and Agreements of Forbearing Holders.  The delivery of Forbearances will be deemed to be a representation and warranty by the Forbearing Holder that:
•	it has received the Forbearance Solicitation and this Forbearance Form;

•	it understands that, under certain circumstances and subject to the conditions of the Forbearance Solicitation (each of which the Company may waive) set forth in the Forbearance Solicitation, the Company may not be required to accept any Forbearances delivered (including any Forbearances delivered after February 9, 2016); and

•	the Forbearing Holder has full power and authority to execute and deliver Forbearances.
The delivery of Forbearances will also constitute an agreement between the consenting Forbearing Holder and the Issuer, in accordance with the terms and subject to the conditions of the Forbearance Solicitation, that, among other things:
•	the Forbearing Holder understands and agrees to comply with the terms, conditions and other provisions of the Forbearance Solicitation as set forth in the Forbearance Solicitation and this Forbearance Form;

•	the Forbearing Holder will, upon request, execute and deliver any additional documents deemed by the Issuer or the Tabulation Agent to be necessary or desirable to complete the delivery of Forbearances;

•	validly delivered Forbearances (or defectively delivered Forbearances with respect to which defect the Issuer has, or has caused to be, waived) will be deemed to have been accepted if, as and when the Issuer gives written notice of acceptance to the Tabulation Agent;

•	no authority conferred or agreed to be conferred by the delivery of Forbearances shall be affected by, and all such authority shall survive, the death or incapacity of the Forbearing Holder, and any obligation of the Forbearing Holder under the Forbearance Solicitation will be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of such Forbearing Holder; and
•	in consideration for the payment for Forbearances by the Issuer, the Forbearing Holder waives, releases and agrees not to sue the Issuer or its former, current or future directors, officers, employees, agents, affiliates, stockholders, predecessors, successors, assigns or other representatives as to any and all claims, causes of action and liabilities of any kind and under any theory whatsoever, whether known or unknown, by reason of any act, omission or transaction, that the Forbearing Holder had, now has or hereafter may have against such parties as a result of or in any manner related to the Forbearing Holder's ownership or disposition of the Notes or delivery or decision not to deliver any Forbearances.

FORBEARANCE FORM

ULTRAPETROL (BAHAMAS) LIMITED
The Tabulation Agent is:

U.S. Bank National Association

For Transmission by Email: CTS.specfinance@usbank.com	For Confirmation by Telephone: 800-934-6802

Questions and requests for assistance regarding the completion and delivery of the Forbearance Form or for additional copies of the Solicitation Documents may be directed to the Tabulation Agent at the email address or telephone number provided above.

Duly executed Forbearance Forms should be sent to the Tabulation Agent at the email address provided above in accordance with the instructions set forth in the Solicitation Documents. Delivery of a Forbearance Form to an email address other than as set forth above may not constitute a valid delivery.

Any questions or requests for assistance regarding the Forbearance Agreement and the terms of the Forbearance and Forbearance Solicitation should be directed to Miller Buckfire, the Issuer's advisor, as follows.

To Contact by Email: kyle.herman@millerbuckfire.com	To Contact by Telephone: 212-895-1891

LETTER OF INSTRUCTIONS
WITH RESPECT TO DELIVERY OF FORBEARANCES
IN CONNECTION WITH THE FORBEARANCE SOLICITATION
FOR THE

ULTRAPETROL (BAHAMAS) LIMITED
8 7/8% First Preferred Ship Mortgage Notes
due 2021
(CUSIP 90400X AF1 / ISIN US90400X AF15)

(To be used if you wish us to forbear on your behalf)

To:	_______________________________________________________________________________________________ (Fill in name of custodian holding Notes)

The undersigned acknowledge(s) receipt of your letter and the enclosed Forbearance Solicitation Statement dated January 29, 2016 (the "Forbearance Solicitation Statement") and the Forbearance Form in connection with the Forbearance Solicitation made by Ultrapetrol (Bahamas) Limited, a Bahamas corporation, (the "Issuer") with respect to the Forbearance (as defined in the Forbearance Solicitation Statement).

The undersigned represents that it is not an Affiliate (as defined in the Indenture) of the Issuer and that it has not received any payments in exchange for its agreement to forbear granted hereby.

[CHECK BOX]

☐	AUTHORIZATION TO FORBEAR — This will instruct you to deliver the Forbearance Form with respect to the aggregate principal amount of the specified Notes held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Forbearance Solicitation Statement.
Please provide the following information:

Name and Address of Beneficial Owner

Principal Amount Beneficially Owned

Principal Amount with respect to which a Forbearance should be given* (if applicable)

SIGNATURE	Name and Title (Please Print

Date:
Address

Telephone Number (Please Include Area Code)	Zip Code

Account Number	Tax Identification Number
(Social Security Number or Employer Identification Number)
* Unless otherwise indicated, a Forbearance with respect to the entire principal amount held for the account of the undersigned will be delivered.  All principal amounts must be in multiples of $1,000.

EXHIBIT A

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the ___ day of ______, 2016.

Holder: _________________________________ VOI Number:

By: ____________________________________________________________ Name: Title:

EXHIBIT B

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only **one** of the following seven boxes:

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶

Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here | **Signature of U.S. person ▶** | **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Cat. No. 10231X Form **W-9** (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Form W-9 (Rev. 12-2014) Page **4**

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity[4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 2.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.